UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

13 December 2010

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Crown Fibre Holdings: Media release - More prioritised bidders announced for UFB initiative;

2.	Telecom Corporation of New Zealand Ltd: Media release - Telecom pleased to be selected for preferred negotiations;

3.	Minister for Communications and Information Technology: Media Statement - Further ultra-fast broadband negotiations underway.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 13 December 2010	By:	/S/ CRAIG MULHOLLAND
	Name:	Craig Mulholland
	Title:	Group Company Secretary

Media release

December 13, 2010

More prioritised bidders announced for UFB initiative

Crown Fibre Holdings (CFH) has announced the selection of a further three parties for priority negotiations in the ultra-fast broadband (UFB) initiative.

The three parties are:

•	Telecom Corporation of New Zealand Limited: covering 25 candidate areas;

•	Enable Networks: covering Christchurch and Rangiora; and

•	Flute Joint Venture represented by Aurora Energy Limited: covering Dunedin

These three parties have provided attractive proposals to CFH, including a combination of access prices in line with those announced last week, the ability to complete the UFB build within the Government’s allocated budget, as well as having industry experience and financial strength,” said CFH Chairman Simon Allen.

“CFH is very encouraged by these three proposals. In combination with the approved binding offers from Northpower Limited and UltraFast Fibre Limited, these parties have potential to deliver nationally consistent access prices at attractive levels. This provides confidence that the complete UFB initiative can be built within the government’s allocated budget.”

“CFH is also open to these parties partnering in their candidate areas in order to deliver greater infrastructural utilisation. Such partnering will be a matter between the parties,” Mr Allen added.

“Negotiations in the next phase will be focussed on the three parties named today, as well as Alpine, but it should be noted that discussions will still continue with all respondents previously shortlisted.”

“We are on track to achieving the Government’s UFB objective. The inaugural deployment will be commencing this week in Whangarei, so building the UFB network is now underway,” said Mr Allen. “I look forward to negotiations progressing to extend the UFB rollout to further towns and cities as a matter of priority.”

The UFB initiative will lead to exciting consumer product offerings as well as enabling increased productivity for business and improving service delivery in health and education.

Ends

Status of negotiations for the ultra-fast broadband initiative

Approved Agreements:

•	Ultra Fast Fibre Ltd, led by WEL Networks, covering Hamilton (including Cambridge and Te Awamutu), Tauranga, Tokoroa, New Plymouth, Hawera and Wanganui

•	Northpower Limited covering Whangarei

Selected for Prioritised Negotiations

•	Enable Networks Limited covering Christchurch and Rangiora

•	Flute Joint Venture. Represented by Aurora Energy Limited for Dunedin.

•	Telecom Corporation of New Zealand Limited, covering 25 Candidate Areas (all areas except those covered by the previously Selected Respondents; UltraFast Fibre Limited, Northpower and Alpine)

•	Alpine Energy Limited covering Timaru

Shortlisted:

•

Central Fibre Consortium. This is a consortium between Counties Power Limited, Eastland Group Limited, Horizon Energy Distribution Limited, Unison Networks Limited and Central Lines Limited, covering Pukekohe, Waiuku, Rotorua, Taupo, Whakatane, Gisborne, Napier, Hastings, Palmerston North, Feilding and Masterton

•	CityLink Limited, covering Wellington Region including the Hutt Valley and Porirua

•	Electra Limited covering Levin and Kapiti

•	Electricity Ashburton covering Ashburton

•	Flute Joint Venture covering Queenstown and Invercargill

•	Network Tasman Limited covering Nelson and Blenheim

•	Network Waitaki Limited covering Oamaru

•	Vector Limited, covering the Auckland region

•	Westpower Limited covering Greymouth

Questions and Answers:

1. What does this mean for the remaining shortlisted candidates?

A. They are all still shortlisted for the UFB initiative. Discussions will continue with all such parties.

2. Will any respondents partner with other parties?

A. CFH is open to partnering but this is a matter for the parties concerned.

3. What is the status of the negotiations with Alpine?

A. Alpine remain selected for prioritised negotiations. A recommendation to Ministers would be made if a final binding offer had been received from Alpine but one has not yet been received.

4. What does this mean for the RBI?

A. The two initiatives are not connected from a commercial or policy perspective and have no bearing on one another in this regard.

Background on Crown Fibre Holdings and the UFB Initiative:

•	CFH has been established to manage the Crown’s investment in ultra-fast broadband infrastructure over the next ten years.

•	In October 2009, an Invitation to Participate was released.

•	In January 2010, initial responses were received.

•	Assessment of existing proposals was completed at the end of May.

•	In July 2010, respondents were asked to refine their proposals, and in August 2010 refined proposals were received.

•	Proposals received cover all of the 33 UFB Candidate Areas.

•	In September 2010, CFH announced prioritised negotiations with three parties and shortlisted 11 other parties.

•

On December 7 2010, the Government announced that it had accepted CFH’s recommendations to approve binding offers from Northpower for Whangarei and UltraFast Fibre Ltd, owned by WEL Networks, for the Central North Island.

Media contact: Paul Clearwater 027 282 0016

Media Release
13 DECEMBER 2010

Telecom pleased to be selected for preferred negotiations

Telecom has today said that it is pleased to have been selected for preferred negotiations for the Ultra-fast Broadband (UFB) initiative.

“We are pleased to have been selected for preferred negotiations and look forward to engaging in detailed discussions with Crown Fibre Holdings and the Ministry of Economic Development over the coming months,” said Paul Reynolds, Telecom CEO.

“Over the past few months we have worked tirelessly to refine our proposal in order to meet the needs of our shareholders at the same time as achieving the objectives of the government, and we will continue to do so as the process progresses,” he said.

“We remain firmly of the belief that a structurally separate Chorus as the cornerstone of a national framework for fibre is the most efficient and effective way to deliver the government’s fibre vision and that is reflected in our proposal.

“We reiterate our openness to partnership with other public and private sector owners of fibre assets where partnership can improve the overall economics and deliver fibre further and faster for New Zealand,” he said.

ENDS

Contacts at Telecom NZ media relations:

Ian Bonnar, +64 (0)27 215 7564

Hon Steven Joyce Minister for Communications and Information Technology
13 December 2010
Media Statement

Further ultra-fast broadband negotiations underway

The Minister for Communications and Information Technology, Steven Joyce, has welcomed an announcement from Crown Fibre Holdings that further negotiations are underway for the rollout of ultra-fast broadband (UFB).

Crown Fibre Holdings (CFH) has settled on three more parties to start negotiating binding offers for the rollout of UFB infrastructure:

•	Enable Networks, covering Christchurch and Rangiora;

•	Flute Joint Venture, covering Dunedin; and

•	Telecom Corporation of New Zealand Ltd, covering all areas except those covered by Northpower, UltraFast Fibre Limited and Alpine Energy bids.

“I’m pleased with the progress being made on this important infrastructure build project,” says Mr Joyce.

“Much faster broadband is an important part of the government’s growth strategy and we are well on track to deliver that.

“Within the last two weeks we have confirmed the first Local Fibre Company partners and confirmed the parties for the second round of negotiations. Tomorrow, the first government-funded fibre will be going in the ground. In addition good progress is being made on the complementary rural broadband initiative.”

“I look forward to receiving CFH’s next recommendations on binding offers in the first quarter of 2011,” says Mr Joyce.

Media contact: Anita Ferguson 021 243 1623